Exhibit A

Press releases
Ceragon – mcel – Nov. 3 2010

Ceragon Networks Signs Multi-Million Dollar Contract with mcel

Largest Mobile Operator in Mozambique to Install 1000 km Microwave Backbone Network

Paramus NJ, November 3, 2010 - Ceragon Networks (NASDAQ: CRNT), the provider of high-capacity, 4G/LTE-ready wireless backhaul networks, announced a multi-million dollar contract with Mobile Cellular (mcel),  the largest mobile telephone operator in Mozambique, reaching all 128 districts of the country.

mcel contracted with Ceragon for a turnkey solution, with complete radio planning for the backbone network, and an on-site survey to detail all link specifications. Ceragon’s solutions will form a microwave backbone link that joins the central part of Mozambique to the southern part, from the city of Beira to the capital city of Maputo. The Ceragon microwave network, which will span 1000 km (620 miles), will provide secure and reliable wireless transport, ensuring service to the operator’s approximately 4 million mobile subscribers.

 “Delivering reliable mobile service to our customers is extremely important to mcel,” said  Mr. Arlindo Mondlane, mcel CTO. “We selected Ceragon’s products because they are technologically superior, use spectrum efficiently, and are highly reliable. Through careful network planning, we will be able to provide high-quality mobile service to our customers as cost-efficiently and as quickly as possible.

 “Ceragon’s microwave systems are practical and economical alternatives to fiber optic lines and are highly reliable point-to-point backbone transmission systems,” said Ira Palti, President and CEO of Ceragon. “Our solutions are ideal for fast-growing mobile networks such as mcel’s, scaling to meet future needs, and offering high reliability to customers in developing countries.”

The order includes Ceragon FibeAir® 3200 systems ─ highly reliable point-to-point trunk solutions for high-capacity data transmission over long distances Installed in an All-Indoor configuration. FibeAir 3200 units are coupled with the high-transmit FibeAir RFU-HP, which increases the hop-length to reduce the number of links required, and further optimizes the network.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G-ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 200 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™ and EncryptAir™ are trademarks of Ceragon Networks Ltd.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.